Form 11-K

ANNUAL REPORT PURSUANT

TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-10351

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PCS U.S. Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Potash Corporation of Saskatchewan Inc.

122 - 1st Avenue South

Saskatoon, Saskatchewan, Canada S7K 7G3

PCS U.S. EMPLOYEES’ SAVINGS PLAN

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010		2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011		3

Notes to Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011		4–13

SUPPLEMENTAL SCHEDULE —		14

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011		15

NOTE:	All other schedules required by Section 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

PCS U.S. Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of PCS U.S. Employees’ Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 26, 2012

PCS U.S. EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS:
Participant-directed investments — at fair value (Note 4)	$260,841,604	$298,315,776

Receivables:
Notes receivable from participants	6,898,854	6,796,212
Company performance contribution	4,000,930	3,879,983
Receivables for securities sold	501,670	1,815,314

Total receivables	11,401,454	12,491,509

Total assets	272,243,058	310,807,285

LIABILITIES — Corrective distributions payable	(8,360)	(179,047)

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	272,234,698	310,628,238

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,149,200)	(541,706)

NET ASSETS AVAILABLE FOR BENEFITS	$271,085,498	$310,086,532

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Company matching contributions	$3,629,936
Company performance contribution	4,000,930
Participant contributions	10,795,044
Rollover contributions	696,099

Total additions	19,122,009

DEDUCTIONS:
Investment loss:
Net depreciation in fair value of investments (Note 4)	(32,502,826)
Interest and dividends	3,773,547

Net investment loss	(28,729,279)

Benefits paid to participants	(29,332,286)
Administrative expenses	(61,478)

Total deductions	(58,123,043)

DECREASE IN NET ASSETS	(39,001,034)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	310,086,532

End of year	$271,085,498

See notes to financial statements.

PCS U.S. EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010, AND FOR THE YEAR ENDED DECEMBER 31, 2011

1.	DESCRIPTION OF PLAN

The following description of the PCS U.S. Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the “Company”), covering all eligible employees of the Company; PCS Phosphate Company, Inc.; PCS Sales (USA), Inc.; certain employees of White Springs Agricultural Chemicals, Inc.; and certain employees of PCS Nitrogen, Inc., as defined in the Plan document. The Employee Benefits Committee of the Company controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code of 1986, as amended (IRC) limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make additional “catch-up” contributions.

The Plan has an automatic enrollment provision, under which new participants are set up with a 3% pretax deferral, unless they formally waive participation or elect a different participation level.

The Company matches $0.50 for each $1.00 of participant contributions, excluding catch-up contributions, up to 6% of base compensation, subject to certain limitations as described in the Plan and the IRC. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company match.

The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. The 2011 and 2010 Company performance contributions were each 3% of each eligible participant’s base pay.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s performance contribution when applicable, and allocations of Plan earnings, and is charged with withdrawals, allocation of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (PCS) common stock, a selection of mutual funds, and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed by a participant’s investment in PCS common stock and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of PCS stock and is not available as a participant-directed investment option.

Participants who are enrolled in the Plan under the automatic enrollment provision and who have not otherwise made an investment election, will have their contributions and the employer contributions invested in the Plan’s “default fund,” which has been designated as a Fidelity Freedom Fund, specifically the Fidelity Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

During 2011, balances in Fidelity Growth and Freedom Funds and the Fidelity Spartan 500 Index Institutional Fund were moved to fund classes, which are available to institutional investors and incur lower fees.

Vesting — Participants are immediately vested in their account balances.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the participant contribution portion of their account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds are borrowed. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans. Principal and interest are paid ratably through payroll deductions. As of December 31, 2011, participant loans have maturities through 2031 at interest rates ranging from 3.00% to 8.25%.

Payments of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s interest in his or her account; or monthly, quarterly, or annual installments over the participant’s estimated life span. Other forms of benefits are also provided to participants whose accounts were transferred from other plans. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in the PCS stock fund in cash or in whole shares of PCS common stock. The Plan includes an employee stock ownership plan feature with a dividend payout program whereby participants may elect to receive dividends paid on their shares of PCS common stock in the PCS stock fund in PCS common stock or cash.

Forfeited Accounts — At December 31, 2011 and 2010, there were no forfeited nonvested accounts. Accounts forfeited during the year ended December 31, 2011, totaling $1,074, were used to reduce employer contributions to the Plan.

Plan Amendments — In 2010, the Plan was amended to (a) incorporate provisions for compliance with the requirements of the Heroes Assistance and Relief Tax Act of 2008, (b) consolidate and clarify the provisions addressing the direct rollover of distributions from the Plan, and (c) reflect certain clarifying changes to the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The PCS common stock is valued at the closing price on the active market on which the individual securities are traded on the last business day of the Plan year. The Fidelity Managed Income Portfolio II (the “Portfolio”) is stated at fair value and then adjusted to contract value as the Portfolio’s investment contracts are fully benefit-responsive. Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon less withdrawals. In accordance with GAAP, the Portfolio is presented at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented showing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. Fair value of the Portfolio is the net asset value of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model.

Certain events limit the ability of the Plan to transact at contract value with the Portfolio issuer. Such events include the following: (a) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (b) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 1.60% and 1.82% at December 31, 2011 and 2010, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2011, was 1.92%. The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan, but had not yet been paid at December 31, 2011 and 2010.

Corrective Distributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

New Accounting Standards Not Yet Effective — In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820, Fair Value Measurements and Disclosures. ASU No. 2011-04 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for the Plan’s year ending December 31, 2012. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined under GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data.

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of the investments apply to the investments held.

Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized security exchanges (Level 1 inputs).

Mutual Funds — Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held at the Plan year-end (Level 1 inputs).

Stable Value Fund — The fair values of participation units in stable value funds are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs).

The Plan investment assets at fair value, set forth by level within the fair value hierarchy, as of December 31, 2011 and 2010, were as follows:

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

PCS common stock	$113,888,957	$—	$—	$113,888,957
Mutual funds:
Balanced funds	23,644,819			23,644,819
Large cap equity funds	41,115,973			41,115,973
Mid cap equity funds	5,633,945			5,633,945
Small cap equity funds	3,524,083			3,524,083
International equity funds	6,751,486			6,751,486
Bond fund	8,348,970			8,348,970
Short term funds	10,634,714			10,634,714
Stable value fund		47,298,657		47,298,657

Total investment assets at fair value	$213,542,947	$47,298,657	$—	$260,841,604

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

PCS common stock	$134,642,793	$—	$—	$134,642,793
Mutual funds:
Balanced funds	24,542,278			24,542,278
Large cap equity funds	44,064,775			44,064,775
Mid cap equity funds	6,608,959			6,608,959
Small cap equity funds	4,908,028			4,908,028
International equity funds	7,224,597			7,224,597
Bond fund	9,468,080			9,468,080
Short term funds	11,996,230			11,996,230
Stable value fund		54,860,036		54,860,036

Total investment assets at fair value	$243,455,740	$54,860,036	$—	$298,315,776

For the year ended December 31, 2011, there were no significant transfers in or out of Levels 1, 2, or 3.

4.	INVESTMENTS

The Plan’s investments are shown below. Investments marked with a “K” were moved, during 2011, to a comparable fund in an investment class available to institutional investors, which incurs lower fees. Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010, are marked with an asterisk:

	2011		2010

Fixed income and bond funds:
Fidelity Managed Income Portfolio II	$47,298,657	*	$54,860,036	*
Fidelity Retirement Money Market Portfolio	10,633,354		11,994,651
Fidelity Institutional Short-Intermediate Government Fund	8,348,970		9,468,080

Fidelity U.S. Government Reserves Fund	141		140

Equity funds:
Davis NY Venture A			14,823,304
Harbor International Fund — Institutional Class	6,751,486		7,224,597
T. Rowe Price Dividend Growth Fund	17,886,945	*	5,496,874
ABF Large Cap Value Institutional	841,792		1,020,090
Fidelity Puritan Fund	9,874,840		10,964,903
Fidelity Growth Company K	12,945,523	K	13,659,463
Fidelity OTC Portfolio	564,604		86,509
Fidelity Mid-Cap Stock Fund	5,633,945		6,608,959
Fidelity Small Cap Stock Fund	3,524,083		4,908,028
Fidelity Freedom K Income	564,297	K	903,055
Fidelity Freedom K 2000	129,512	K	335,168
Fidelity Freedom K 2005	14,845	K	46,304
Fidelity Freedom K 2010	1,107,965	K	2,281,367
Fidelity Freedom K 2015	2,819,963	K	1,702,461
Fidelity Freedom K 2020	3,025,428	K	2,916,452
Fidelity Freedom K 2025	1,769,501	K	1,666,211
Fidelity Freedom K 2030	998,552	K	878,920
Fidelity Freedom K 2035	968,487	K	826,486
Fidelity Freedom K 2040	1,131,120	K	1,013,921
Fidelity Freedom K 2045	519,285	K	443,690
Fidelity Freedom K 2050	703,762	K	563,340
Fidelity Freedom K 2055	17,262	K
Fidelity Spartan 500 Index Institutional Fund	8,877,109	K	8,978,535
PCS common stock	113,888,957	*	134,642,793	*
PCS stock purchase account	1,219		1,439

Total at fair value	$260,841,604		$298,315,776

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ended December 31, 2011, as follows:

Fixed income and bond funds — Fidelity Institutional Short-Intermediate Government Fund	$29,125
Equity funds:
Davis NY Venture A	(1,107,115)
Harbor International Fund — Institutional Class	(1,095,475)
T. Rowe Price Dividend Growth Fund	509,620
ABF Large Cap Value Institutional	(42,213)
Fidelity Puritan Fund	(74,702)
Fidelity Growth Company K	(386,657)
Fidelity OTC Portfolio	(19,673)
Fidelity Mid-Cap Stock Fund	(518,140)
Fidelity Small Cap Stock Fund	(710,535)
Fidelity Freedom K Income	(2,485)
Fidelity Freedom K 2000	2,113
Fidelity Freedom K 2005	(1,669)
Fidelity Freedom K 2010	(32,693)
Fidelity Freedom K 2015	(117,808)
Fidelity Freedom K 2020	(119,714)
Fidelity Freedom K 2025	(119,903)
Fidelity Freedom K 2030	(71,662)
Fidelity Freedom K 2035	(80,861)
Fidelity Freedom K 2040	(89,343)
Fidelity Freedom K 2045	(49,457)
Fidelity Freedom K 2050	(62,828)
Fidelity Freedom K 2055	(162)
Fidelity Spartan 500 Index Institutional Fund	(7,300)
PCS common stock	(28,333,289)

Net depreciation of investments	$(32,502,826)

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Fidelity. Fidelity serves as the trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Plan held approximately 2,758,938 and 2,608,851 shares, respectively, of PCS common stock, with a cost basis of $84,618,202 and $61,648,757, respectively. Shares held at December 31, 2010 give effect to PCS’s three-to-one stock split in February 2011. During the year ended December 31, 2011, the Plan recorded dividend income of $642,036.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 19, 2008, that the Plan was designed in accordance with applicable IRC requirements. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of the financial statements to the Form 5500 as of December 31, 2011 and 2010, is as follows:

	2011	2010

Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$271,085,498	$310,086,532
Company performance contribution receivable	(4,000,930)	(3,879,983)
Corrective distributions payable at December 31	8,360	179,047
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,149,200	541,706
Rounding	1	(1)

Net assets available for benefits per the Form 5500 — at fair value	$268,242,129	$306,927,301

Statement of changes in net assets available for benefits:
Decrease in net assets per the financial statements	$(39,001,034)
Increase in Company performance contribution receivable	(120,947)
Decrease corrective distributions payable at December 31	(170,687)
Net change in adjustment from fair value to contract value	607,494
Rounding	2

Net income per Form 5500	$(38,685,172)

9.	SUBSEQUENT EVENTS

As part of preparation for the required IRS determination letter filing every five years, the Plan document was restated, effective January 1, 2012. The Plan restatement recognized all previously adopted Plan amendments and was submitted to the IRS in January 2012 with a request for the issuance of a favorable determination letter.

Effective January 1, 2012, the interest rates for Plan loans to participants will be set at the prime rate, plus 200 basis points for both primary residence loans and general loans. Rates will be set at the beginning of each month, and will apply to new loans only.

In 2012, the Plan was amended to automatically increase the pretax deferral rate each year for certain participants automatically enrolled in the Plan on or after April 2, 2012.

In May 2012, the Company announced a reduction in force of approximately 150 full-time positions at its Aurora, N.C. facility, effective June 30, 2012.

******

SUPPLEMENTAL SCHEDULE

PCS U.S. EMPLOYEES’ SAVINGS PLAN	Employer ID No: 56211626 Plan No.: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2011

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value

	SHARES OF REGISTERED INVESTMENT COMPANIES:
	American Beacon Advisors, Inc.	ABF Large Cap Value Inst	$—	$841,792
	Harbor International Fund	Institutional Class		6,751,486
	T. Rowe Price Investment Services, Inc.	TRP Dividend Growth Fund		17,886,945
*	Fidelity Management Trust Company	Puritan Fund		9,874,840
*	Fidelity Management Trust Company	Growth Company K		12,945,523
*	Fidelity Management Trust Company	OTC Portfolio		564,604
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		10,633,354
*	Fidelity Management Trust Company	Mid-Cap Stock Fund		5,633,945
*	Fidelity Management Trust Company	Small Cap Stock Fund		3,524,083
*	Fidelity Management Trust Company	Freedom K Income		564,297
*	Fidelity Management Trust Company	Freedom K 2000		129,512
*	Fidelity Management Trust Company	Freedom K 2005		14,845
*	Fidelity Management Trust Company	Freedom K 2010		1,107,965
*	Fidelity Management Trust Company	Freedom K 2015		2,819,963
*	Fidelity Management Trust Company	Freedom K 2020		3,025,428
*	Fidelity Management Trust Company	Freedom K 2025		1,769,501
*	Fidelity Management Trust Company	Freedom K 2030		998,552
*	Fidelity Management Trust Company	Freedom K 2035		968,487
*	Fidelity Management Trust Company	Freedom K 2040		1,131,120
*	Fidelity Management Trust Company	Freedom K 2045		519,285
*	Fidelity Management Trust Company	Freedom K 2050		703,762
*	Fidelity Management Trust Company	Freedom K 2055		17,262
*	Fidelity Management Trust Company	Spartan 500 Index Institutional Fund		8,877,109
*	Fidelity Management Trust Company	Institutional Short-Intermediate Government Fund		8,348,970
*	Fidelity Management Trust Company	U.S. Government Reserves Fund	141	141
*	COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio II		47,298,657
*	POTASH CORPORATION OF SASKATCHEWAN	PCS common stock, 2,758,937.903 shares		113,888,957
*	PCS STOCK PURCHASE ACCOUNT	Money market	1,219	1,219

	PARTICIPANT-DIRECTED INVESTMENTS			260,841,604

*	PARTICIPANT LOANS	Due 2012 through 2031; interest rates 3% to 8.25%.		6,898,854

	TOTAL ASSETS HELD FOR INVESTMENT			$267,740,458

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS U.S. Employees’ Savings Plan (Name of Plan)

Date: June 26, 2012	/s/ David R. Haverick
Name: David R. Haverick Title: Senior Director, Corporate Benefits & HR Finance PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP